Cynergistek, Inc.

27271 Las Ramblas, Suite 200

Mission Viejo, CA 92691

November 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:Cynergistek, Inc.

Registration Statement on Form S-3

File No. 333-220888

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cynergistek, Inc. (“Cynergistek”), hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 5 p.m. Eastern time, on Tuesday, November 21, 2017, or as soon thereafter as practicable.

In connection with this acceleration request, Cynergistek acknowledges the following:

The disclosure in the filing is the responsibility of Cynergistek.  Cynergistek acknowledges that comments by the staff of the United States Securities and Exchange Commission (the “Commission”) or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  Cynergistek also represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and Cynergistek represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cynergistek further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Cynergistek from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

United States Securities and Exchange Commission

November 17, 2017

Very truly yours,

Cynergistek, Inc.

By:       /s/ Paul T. Anthony

Name: Paul T. Anthony

Title:  Chief Financial Officer